FORM C	UNITED STATES	OMB APPROVAL
FORM C	SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number ####-####
		Estimated average burden hours per response ##.#

Form C: Filer Information

Filer CIK:

0001635996

Filer CCC:

Is this a LIVE or TEST Filing?

◉ LIVE ○ TEST

Is this an electronic copy of an official filing submitted in paper format in connection with a hardship exemption?

☐

Would you l ke a Return Copy?

☐

Submission Contact Information

Name:

William Goldberg

Phone Number:

828-357-5750

Contact E-Mail Address:

william@oakandgrist.com

Notify via Filing Website only?

☐

Notification Email Address:

brandon.smith@localstake.com

Form C: Issuer Information

Issuer Information

Name of Issuer:

Oak & Grist Distilling Co LLC

Legal Status of Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

NORTH CAROLINA

Date of Incorporation/Organization:

12-23-2015

Physical Address of Issuer:

Address 1:

1556 Grovestone Rd.

City:

Blackstone

State/Country:

NORTH CAROLINA

Mailing Zip/Postal Code:

28711

Website of Issuer:

https://www.oakandgrist.com/

Intermediary through which the Offering will be Conducted:

CIK:

0001544442

Company Name:

LOCALSTAKE MARKETPLACE LLC

Commission File Number:

008-69063

Form C
    CRD Number:

000162726

Form C: Offering Information

Offering Information

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

5%

Type of Security Offered:

Common Stock

Target Number of Securities to be Offered:

32468

Price:

1.54000

Target Offering Amount:

50000.72

Maximum Offering Amount (if different from Target Offering Amount):

499999.50

Oversubscriptions Accepted:

◉ Yes   ○ No

If yes, disclose how oversubscriptions will be allocated:

Other

Provide a description:

At company's discretion

Deadline to reach the Target Offering Amount:

09-30-2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Form C: Annual Report Disclosure Requirements

Annual Report Disclosure Requirements

Current Number of Employees:

5.00

Form C: Signature

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Issuer:

Oak & Grist Distilling Co LLC

Signature:

William Goldberg   *William Goldberg*
William Goldberg (Oct 13, 2020 08:27 EDT)

Title:

President

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signature:

William Goldberg   *William Goldberg*
William Goldberg (Oct 13, 2020 08:27 EDT)

Title:

President

Date:

10-12-2020

Form C

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signature:

Russell Dodson   *Russell Dodson*
Russell Dodson (Oct 14, 2020 15:33 EDT)

Title:

Vice President

Date:

10-12-2020

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signature:

Robert Goldberg
Robert Goldberg (Oct 15, 2020 09:27 EDT)

Title:

Vice President

Date:

10-12-2020